LianDi Clean Technology Inc.

4th Floor, Tower B, Wanliuxingui Building,

No. 28 Wanquanzhuang Road,

Haidian District, Beijing, China, 100089

August 26, 2013

VIA EDGAR

John Cash

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.

Form 10-K for the year ended March 31, 2012

Filed July 13, 2012

File No. 0-52235

Dear Mr. Cash,

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby providing responses to comments issued on June 28, 2013, regarding the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”), addressed to Mr. Yong Zhao (the “Staff’s Letter”).

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	You disclosed on page 14 that your customers China Petroleum and Chemical Corporation (“Sinopec”) and China National Petroleum Company (“CNPC”) respectively accounted for 27% and 49% of your revenues in fiscal 2012. On page 3 and 4 you identify SinoChem Corporation as a client of two of your operating subsidiaries. We are aware of recent articles reporting on oil and gas-related activities of these companies in Syria, Sudan and /or Cuba. Syria, Sudan and Cuba are designated by the U.S. Department of State as sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about the use of your products or services in connection with customer activities in those countries, or about any other contracts with those countries. Please describe to us the nature and extend of any past, current and anticipated contracts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. Your response should describe any products, equipment, information, technology or services you have provided in Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the government of those countries or entities they control.

COMPANY RESPONSE: The contracts entered into between us and those above mentioned large Chinese petroleum and petrochemical companies were all entered into between us and the subsidiaries of those companies located in the People’s Republic of China (the “PRC”) and associated with projects located in the PRC. Our products and/or services were never used in connection with customer activities in Syria, Sudan and/or Cuba, or about any other contracts with those countries. In other words, we never provided any products, equipment, information, technology or services in Syria, Sudan or Cuba, directly or indirectly, and we also never entered into any agreements, commercial arrangements, or other contracts with the government of those countries or entities they control. We do not have any past, current and anticipated contracts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements.

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2.	Please discuss the materiality of any contracts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantities terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. also address materiality in qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various states and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations with Syria, Sudan and Cuba.

COMPANY RESPONSE: In accordance with the descriptions in response to the foregoing comment, i.e. we do not have any past, current and anticipated contracts with Syria, Sudan or Cuba, or entities their governments control, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. We believe this comment does not apply to our facts and circumstances.

3.	In this regard, we note from publicly available sources, including the SEC filings of Sinopec and CNPC’s public subsidiary, PetroChina, that Sinopec’s parent, Sinopec Group, has oil and gas development projects in Iran, Syria and Sudan; Sinopec sources crude oil from countries including Iran and Sudan; and CNPC conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba. We note also that Sinopec and PetroChina have been subject to divestment campaigns because of their parent companies’ operations in Sudan. Please discuss for us specifically, with a view towards disclosure in a separate risk factor in future fillings, the potential for your relationships with CNPC and Sinopec to have an adverse impact upon your reputation and share value.

COMPANY RESPONSE: In accordance with the Staff’s request, with a view towards disclosure in a separate risk factor in future fillings, below is our discussion regarding the potential for our relationships with CNPC and Sinopec to have an adverse impact upon our reputation and share value in regard to its or its parents’ operations in Iran, Syria, Sudan and Cuba.

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We rely on a small group of customers to maintain and grow our business. China Petroleum and Chemical Corporation (“Sinopec”) and China National Petroleum Company (“CNPC”), two of our major customers, accounted for 27% and 49% of our revenues in fiscal 2012, respectively. We note from publicly available sources that these companies or its affiliates have oil and gas development projects in, source crude oil from, or conduct oil exploration and extraction activities in Iran, Syria, Sudan and/or Cuba, countries that are designated by the U.S. Department of State as sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sinopec and PetroChina, Sinopec and CNPC’s public subsidiary, have been subject to divestment campaigns because of Sinopec Group, their parent companies’ operations in Sudan. As a result, certain U.S.-based investors may not wish to invest in these companies and may divest their investment in these companies, because of its investments and activities in those countries, and the trading prices of their shares may be adversely affected. Although we do not have any past, current and anticipated contracts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, and our products and/or services were never used or anticipant to be used in connection with these customers activities in those countries, our reputation and share value may also be adversely affected because of our business relationship with these companies. As we rely on these companies to maintain and grow our business, our future results of operations may be adversely affected because of the adverse impact on the results of operations and financial position of these companies as a result of the divestment or similar initiatives regarding investment in these companies, which may also result in an adverse impact on our share value accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LianDi Clean Technology Inc.

By:	/s/ Jianzhong Zuo
Name: Jianzhong Zuo
Title: Chief Executive Officer

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